August 23, 2007

Mail Stop 4561

Mr. Michael Rider
President
BellaVista Capital, Inc.
420 Florence Street, Suite 200
Palo Alto, CA 94301

Re: BellaVista Capital, Inc.
        Form 10-KSB for the year ended September 30, 2006
        Forms 10-Q for the quarters ended December 31, 2006 and March 31, 2007
        File No. 0-30507

Dear Mr. Rider:

        We have completed our review of your Form 10-KSB and related filings and do not, at
this time, have any further comments.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief